Letter of Resignation

QMIS TBS CAPITAL GROUP CORP

Dato Sri Chin Yung Kong,

55-6, The Boulevard Office,

Lingkaran Syed Putra, Mid Valley City

59200 Kuala Lumpur, Malaysia

October 18, 2023

I, Timo Strattner, hereby resign as Director of QMIS TBS Capital Group Corp., a corporation organized under the laws of the state of Delaware, effective immediately, and affirm that the corporation has been notified in writing of the resignation.

There have been no disputes with the corporation or its management that have caused this resignation.

I wish the business success.

/s/ Timo Strattner

Timo Bernd Strattner